Avino Silver & Gold Mines Ltd.
Suite 400 – 455 Granville Street
Vancouver, BC   V6C  1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, ir@avino.com

June 11, 2007
TSX - V Trading symbol: ASM
  U.S. OTC BB symbol: ASGMF
 FSE: GV6

AVINO ANNOUNCES FURTHER RESULTS OF DRILLING

Avino Silver & Gold Mines Ltd. (the “Company”) is continuing to explore its large Avino property located 80 kilometres north-east of Durango, Mexico.  The Company is pleased to announce results of their diamond drill holes on the various gold, silver, lead and zinc zones in the area of its former producing (1976 – 2001) silver, copper, & gold mine.

The location of these different deposits can be viewed on the Company’s website www.avino.com.

Significant intersections were as follows:

VEIN OR STRUCTURE	Total Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
LA ESTELA VEIN
LE-06-01	200.00	Did not intersect vein structure.
LE-06-02	238.25	215.05	219.1	4.05	0.73	239
Includes: Footwall La Estela Vein		215.05	216.0	0.95	0.869	52.5
		216.05	217.10	1.05	0.025	9.0
		217.10	218.10	1.00	0.015	14.8
		218.10	218.60	0.50	0.052	18.0
Hangingwall La Estela		218.60	219.10	0.50	3.95	1744.1	9460	24600	5500
LE-06-03	251.85	221.85	223.70	1.85	0.85	80
Includes:		221.85	222.85	1.00	1.37	132.1
		222.85	223.70	0.85	0.24	18.4

CERRO SAN JOSE The two drill holes did not intersect the structure.
SJ-06-01	320.55
SJ-06-02	373.70

VEIN OR STRUCTURE	Total Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
LOS ANGELES
LA-07-01	358.90	327.25	329.65	2.40	0.39	119
Includes:		327.25	327.25	0.30	13.645	711.9	5602	8259	4220
		327.55	328.35	0.80	0.368	5.5	141	1192	1490
		328.35	329.25	0.90	0.044	1.1	29	317	1217
		329.25	329.65	0.40	0.649	168.7	3346	61700	59000

LA-07-02	358.90	100.35	101.35	1.00	0.052	15.5	9	76	356
		101.35	102.35	1.00	0.015	3.3	9	301	644
		102.35	103.35	1.00	0.085	7.2	35	259	849
		103.35	104.35	1.00	0.480	45.5	49	229	487

LA-07-03	185.30	123.30	124.30	1.00	0.130	59.7	135	1994	15800
		127.10	127.75	0.65	0.040	43.1	602	2952	26000
		130.35	131.30	0.95	0.319	59.1	1143	1330	3580
		132.15	132.30	0.15	1.783	71.2	445	64200	60000

LA-07-04	140.40	100.70	107.4	6.7
		100.70	101.70	1.00	0.404	48.8	48	402	2189
		101.70	102.80	1.10	0.630	>200	555	1277	3660
		102.80	103.80	1.00	0.373	45.3	35	470	589
		103.80	104.75	0.95	0.149	20.9	36	258	403
		104.75	105.80	1.05	3.444	67.9	42	285	589
		105.80	106.80	1.00	0..830	>200	210	2519	7532
		106.80	107.40	0.60	0.329	168.5	78	1103	2762

LA-07-05	115.25	95.80	96.60	0.80	0.093	54.4	1836	806	1300
		99.80	100.15	0.35	0.992	87	103	248	337
		100.55	101.25	0.70	0.418	174.2	304	2563	13500

SANTIAGO STRUCTURE
ST-07-01	309.05	51.00	51.25	0.25	7.260	37	108	>10000	>10000
		55.45	56.45	1.00	0.040	55.9	9940	1038	402

ST-07-02	200.05	120.80	121.10	0.30	0.09	59.1	2652	14100	37800

SANTA ANA, SAN PEDRO & SAN PAUL: No significant intercepts
STA-07-01	315.30
SP&P-07-01	181.25

NUESTRA SENORA
NS-07-01	167.10	99.40	99.85	0.45	0.045	258.2	7184	65500	77800
		159.90	161.05	1.15	3.291	53.6	14700	157	661
		161.05	161.95	0.90	1.195	33.8	8469	133	359
NS-07-02	134.05
NS-07-03	121.35
HOLES NS-07-02, and 03 did not intersect the Nuestra Senora Vein (probably due to faulting).

VEIN OR STRUCTURE	Total Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
NS-07-04	101.60	68.90	69.55	0.65	0.115	38.8	1669	2968	1429
		90.55	91.25	0.70	0.02	53.9	225	518	1213
		91.25	91.90	0.65	0.01	22	50	763	1335
		91.90	94.15	2.25	0.04	143
Includes:		91.90	92.90	1.00	0.03	146	233	829	2262
		92.90	93.40	0.50	0.015	196.5	578	1728	3321
		93.40	94.15	0.75	0.065	103.4	875	>10000	>10000

NS-07-05	124.85	61.05	61.45	0.40	0.195	27.4	126	1115	245
		61.45	62.45	1.00	0.115	19.6	49	1485	600
		62.45	63.15	0.70	0.150	58.9	314	1189	337

GEOPHYSICAL – IP TARGET

	Depth (m)	From (m)	To (m)	Intersection (m)	Au g/t	Ag g/t	Cu ppm	Pb ppm	Zn ppm
GFA-07-01	360.75	260.30	262.355	2.05
		260.30	261.20	0.90	0.055	10.6	33	421	1908
		261.20	261.95	0.75	0.030	4.7	14	286	1668
		261.95	262.35	0.40	0.790	209.2	554	751	3657

In 2007, Avino drilled 40 holes on its Mexican property totalling 8537.70 metres.  For results of holes SG-07-01 through SG-07-08 on the San Gonzalo Zone, please see news release dated March 26, 2007.

We are currently awaiting assay results for holes GAP-07-01 through GAP-07-03 in the Gap Zone, GPE-07-01 on the Guadalupe Vein, SJ-07-01 on the intersection of the San José – La Estela – Aguila Mexicana vein systems and holes ST-07-03 through ST-07-07 on the Santiago Vein.

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects.  Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.  Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish.  Other elements are reported from a 29 element I.C.P. package.

Avino is now focusing on drilling the San Gonzalo vein system in order to establish a drill indicated resource for San Gonzalo.  The Company has also recently completed building a new drill core storage facility which will store in excess of 40,000 metres of core.

This report was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration.  The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America.  Avino remains well funded with no debt.

On Behalf of the Board

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.